DANIEL J. WINNIKE PARTNER	DWINNIKE@FENWICK.COM (650) 335-7657

August 31, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram

Era Anagnosti

Tricia Armelin

Melinda Hooker

Division of Corporation Finance

Re:	Amyris, Inc. (formerly Amyris Biotechnologies, Inc.)

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-166135

Ladies and Gentlemen:

On behalf of Amyris, Inc. (the “Company”), we are transmitting herewith Amendment No. 6 to Part II of the Registration Statement on Form S-1 (Registration No. 333-166135) originally filed by the Company with the Securities and Exchange Commission on April 16, 2010. Also enclosed, please find hard copies of Amendment No. 6 and the exhibits filed with Amendment No. 6.

Securities and Exchange Commission

August 31, 2010

Should you have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657 or, in his absence, Sayre E. Stevick at (650) 335-7868.

Sincerely,

/s/ Daniel Winnike
Daniel J. Winnike

cc:

Tamara Tompkins, General Counsel

Amyris, Inc.

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.